September 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Form 40-33 – Civil Action Document Filed Against
<u>Full Circle Capital Corporation (File No. 1:16-cv-03237-
RDB)</u>

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the complaint filed in the United States District Court for the District of Maryland by Daniel Saunders, on behalf of himself and all others similarly situated, against Full Circle Capital Corporation (the "Company"), Mark C. Biderman, Edward H. Cohen, Terence Flynn, Thomas A. Ortwein, John E. Stuart, Gregg J. Felton, Great Elm Capital Corp., Great Elm Capital Group, Inc. and Mast Capital Management, LLC, involving the Company and certain directors and officers of the Company that has been delivered to the Company.

Please do not hesitate to contact me at (203) 900-2104 if you have any questions regarding this filing.

Sincerely,

/s/ Michael J. Sell

Michael J. Sell
Chief Financial Officer, Treasurer
and Secretary

Enclosure:

cc: Peter Reed, Chief Executive Officer, Great Elm Capital Corp.
Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP
John J. Mahon, Schulte Roth & Zabel LLP

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND**

DANIEL SAUNDERS, On Behalf of Himself and All Others Similarly Situated, 23 Wedgemere Rd. Beverly, MA 01915	))))	Case No.:
	)	JURY DEMANDED
Plaintiff,	))	
v.	))	
FULL CIRCLE CAPITAL CORPORATION C/O VCORP SERVICES MD, INC. 836 PARK AVENUE, SECOND FLOOR BALTIMORE, MD 21201	))))))	
MARK C. BIDERMAN, EDWARD H. COHEN, TERENCE FLYNN, THOMAS A. ORTWEIN, JOHN E. STUART, GREGG J. FELTON ALL C/O FULL CIRCLE CAPITAL CORP. 102 GREENWICH AVE., SECOND FLOOR GREENWICH, CT 06830	))))))))))	
GREAT ELM CAPITAL CORP. C/O CSC-LAWYERS INCORPORATING SERVICE COMPANY 7 ST. PAUL STREET, SUITE 820 BALTIMORE, MD 21202	))))))	
GREAT ELM CAPITAL GROUP, INC. 200 CLARENDON STREET, 51ST FLOOR BOSTON, MA 02116	))))	
and	))	
MAST CAPITAL MANAGEMENT, LLC 200 CLARENDON STREET, 51ST FLOOR BOSTON, MA 02116	))))	
Defendants.	)	

COMPLAINT FOR VIOLATION OF SECTIONS 14(A) AND 20(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, *inter alia*, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.   This action stems from a proposed transaction announced on June 24, 2016 (the "Proposed Transaction"), pursuant to which Full Circle Capital Corporation ("Full Circle" or the "Company") will be acquired by Great Elm Capital Corp. ("Newco"), which was formed by Great Elm Capital Group, Inc. and MAST Capital Management, LLC (collectively with Newco, "GECC").

2.   On June 23, 2016, Full Circle's Board of Directors (the "Board" or "Individual Defendants") caused Full Circle to enter into an agreement and plan of merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, shareholders of Full Circle will be entitled to elect to receive a special $0.22 dividend per share of Full Circle common stock, as well as shares of Great Elm common stock such that Full Circle stockholders will own approximately 38% of the combined company. The combined company is valued at approximately $190 million, and Full Circle will be valued at approximately $81 million, before the special cash dividend and transaction costs.

3.   On August 1, 2016, defendants filed a Form N-14 Registration Statement (the "Registration Statement") with the United States Securities and Exchange Commission ("SEC") in connection with the Proposed Transaction.

4.   The Registration Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

Accordingly, plaintiff alleges herein that defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the "1934 Act") in connection with the Registration Statement.

JURISDICTION AND VENUE

5.   This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(a) and 20(a) of the 1934 Act and Rule 14a-9.

6.   This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.   Venue is proper under 28 U.S.C. § 1391(b) because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.   Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Full Circle common stock.

9.   Defendant Full Circle is a Maryland corporation and maintains its principal executive offices at 102 Greenwich Avenue, 2nd Floor, Greenwich, Connecticut 06830. Full Circle's common stock is traded on the NasdaqGM under the ticker symbol "FULL."

10.   Defendant Mark C. Biderman ("Biderman") is a director of Full Circle. According to the Company's website, Biderman is Chairman of the Audit Committee.

11.   Defendant Edward H. Cohen ("Cohen") is a director of Full Circle. According to the Company's website, Cohen is Chairman of the Nominating and Corporate Governance Committee.

12.   Defendant Terence Flynn ("Flynn") is a director of Full Circle.

13.   Defendant Thomas A. Ortwein ("Ortwein") is a director of Full Circle. According to the Company's website, Ortwein is Chairman of the Compensation Committee.

14.   Defendant John E. Stuart ("Stuart") is a director of Full Circle. According to the Company's website, Stuart is Chairman of the Board.

15.   Defendant Gregg J. Felton ("Felton") is a director of Full Circle. According to the Company's website, Felton is President and Chief Executive Officer ("CEO").

16.   The defendants identified in paragraphs 10 through 15 are collectively referred to herein as the "Individual Defendants."

17.   Defendant Newco is a Maryland corporation with its principal executive offices located at 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

18.   Defendant Great Elm Capital Group, Inc. is a Delaware corporation that formed Newco.

19.   MAST Capital Management, LLC is a Delaware limited liability company that formed Newco.

CLASS ACTION ALLEGATIONS

20.   Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Full Circle (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

21.   This action is properly maintainable as a class action.

22.   The Class is so numerous that joinder of all members is impracticable. As of May 13, 2016, there were approximately 22,472,243 shares of Full Circle common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

23.   Questions of law and fact are common to the Class, including, among others: (i) whether defendants violated the 1934 Act; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants' conduct complained of herein continues.

24.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members' ability to protect their interests.

26.   Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background and the Process Leading Up to the Merger Agreement

27.   Formed in April 2010, the Company is a closed-end, non-diversified management investment company. Its primary investment is senior secured loans, with secondary investments in second lien loans, mezzanine loans, and equity securities issued by lower middle-market

companies.

28.   Full Circle is externally managed by Full Circle Advisors. Under the terms of the advisory agreement, Full Circle pays Full Circle Advisors a two-part investment advisory fee consisting of a base management fee and an incentive fee.

29.   In connection with a rights offering completed in March 2015 to raise additional equity, Full Circle Advisors agreed to waive a portion of its fees so that Full Circle could pay stockholders the usual distribution payment. Full Circle Advisors also agreed to reimburse the Company for excessive operating expenses.

30.   Because Full Circle Advisors had agreed to reduce its own fees and reimburse the Company, Full Circle Advisors began searching in mid-2015 for potential strategic partners that could allow it to exit the advisory agreement, or, otherwise improve the Company's outlook.

31.   Full Circle Advisors ran this process, contacting 15 parties, 11 of which entered into confidentiality agreements with Full Circle.

32.   By the end of November 2015, the Company had received preliminary indications of interest from four parties, including a proposed joint venture between MAST and Great Elm Capital Group, Inc. Full Circle Advisors continued to run the process and reported to the Company.

33.   On November 11, 2015, the Board reviewed the preliminary results and formed a "Special Committee" comprised of Individual Defendants Biderman, Cohen, and Ortwein.

34.   In December 2015, the Special Committee retained Houlihan Lokey Capital, Inc. ("Houlihan Lokey") as a financial advisor to assist it regarding potential strategic transactions.

35.   Although the Special Committee purportedly interviewed several firms, it decided on Houlihan Lokey, the firm for which Individual Defendant Flynn is a senior investment

banker.

36.   Notably, while the Registration Statement fails to disclose any details with respect thereto, the Registration Statement states that Flynn "was previously a member of the Special Committee but resigned from the Special Committee in connection with Houlihan Lokey becoming engaged as the Special Committee's financial advisor."

37.   The Special Committee held a meeting on December 2, 2015 to discuss the four parties that had submitted preliminary indications of interest. Party A had submitted an indication of interest to purchase only a portion of the portfolio, consisting of relatively illiquid assets. The next day, Full Circle Advisors sent a letter to the Special Committee regarding the advisor's declining financial condition and requesting an amendment to the fee-reduction measures agreed to in June 2015.

38.   In December and January, the Special Committee directed Houlihan Lokey to reach out to five of the parties previously contacted by Full Circle Advisors, as well as an additional six parties.

39.   In a meeting held on January 11, 2016, the Special Committee was updated on the progress made by Houlihan Lokey. Out of the eleven parties contacted, each had entered into confidentiality agreements, four had ceased negotiations, and four others continued to pursue a potential transaction. The Special Committee also considered entering into the transaction proposed by Party A, selling its illiquid assets, and then selling the remainder of the Company because several parties had expressed a disinterest in acquiring those assets valued by Party A.

40.   Houlihan Lokey and the Special Committee evaluated a potential transaction with a number of parties, including Party A and MAST, on January 27, 2016. MAST's proposal consisted of a merger initially capitalized with $30 million in cash and fixed income investments

worth approximately $90 million.   An additional preliminary indication of interest from an unnamed party proposed replacing Full Circle Advisors.   At the end of the meeting, the Special Committee directed Houlihan Lokey to continue reaching out to other parties, and to negotiate with Party A for the sale of the Company's less valuable illiquid assets.

41.   On February 8, 2016, the Company entered into a letter of intent with Party A to sell approximately 48% of Full Circle's illiquid assets for $63,985,824.

42.   On February 11, 2016, the Special Committee agreed to recommend to the entire Board that Full Circle terminate the cost reductions agreed to by Full Circle Advisors, effective January 1, 2016.

43.   At the same meeting, Houlihan Lokey updated the Special Committee on negotiations with parties other than Party A.   Party B, an asset management firm, proposed contributing assets to Full Circle in exchange for shares of Full Circle and an assumption of debt. Party C proposed acquiring all of Full Circle in exchange for cash and common stock, but was conditioned on completion of the Party A transaction.   Party D proposed an acquisition of Full Circle in exchange for cash and common stock if the Party A transaction was completed, or only stock if it was not.   The MAST offer had not changed, remaining a merger of parties with $30 million in cash and $90 million in assets.

44.   Following discussion, the Special Committee decided to cease negotiations with Party D.

45.   The Company finally announced the formation of the Special Committee and the Special Committee's strategic review on February 16, 2016.

46.   On February 26, 2016, Party A withdrew its letter of intent, and Party C withdrew its interest in a transaction.

47.   Thirteen days later, on March 10, 2016, the Special Committee held a telephonic meeting with its advisors. Following the announcement of the strategic review on February 16, 2016, the Company received contact from additional parties regarding a strategic transaction, and entered into three additional confidentiality agreements. Two of those parties withdrew their interest, but Party E proposed an acquisition in a stock-for-stock merger.

48.   On March 17, 2016, the Special Committee met with representatives of MAST to better understand its business and the potential combined company. The Special Committee continued to negotiate with MAST over the next two weeks.

49.   On April 4, 2016, the Special Committee was notified that Party B had withdrawn from the process. The Special Committee also discussed the revised proposals from Party E and MAST.

50.   Over the next week, the parties continued to negotiate, and on April 14, 2016, the Special Committee agreed to a 30-day exclusivity period with the MAST Group as requested. The Registration Statement provides no reason for the Special Committee to favor the MAST Group's proposal over Party E's proposal.

51.   The MAST Group and the Special Committee continued to negotiate and exchange transaction document drafts over the next two months. Full Circle Advisors and Full Circle negotiated termination of the advisory agreement between June 17 and June 23 in anticipation of a transaction with the MAST Group.

52.   On June 23, 2016, the Board met and approved the Merger Agreement and other merger documents. The parties then executed the Merger Agreement, and they announced the Proposed Transaction the next day.

Stockholder Opposition to the Proposed Transaction

53.   On July 28, 2016, Sims Capital Management LLC ("SCM"), which holds over 1.1 million shares of the Company's common stock, or approximately 4.9% of the Company's total outstanding shares, filed a Schedule 13D with the SEC in connection with the Proposed Transaction (the "Schedule 13D"). The Schedule 13D voiced SCM's opposition to the Proposed Transaction and SCM's view that the merger consideration is inadequate.

54.   The Schedule 13D stated, in relevant part:

In late April 2016, SCM sent a letter to the Special Committee proposing various strategic options for the Special Committee to consider, including strategies to utilize the Fund's[1] approximately $45 million of net realized and unrealized capital losses ("Tax Losses"). Nothing came of these various SCM-proposed strategic options.

In late June 2016, the Fund announced a complex merger proposal ("Proposed Merger") for the merger of the Fund into a newly-created entity (Great Elm Capital Corp.) ("Survivor"), which proposal also included significant investments by funds affiliated with MAST Capital Management, LLC ("MAST"), and managerial roles by various current MAST principals and employees. The Proposed Merger included, among other things, the contribution by MAST and MAST affiliates to the Survivor of certain junk (high yield) bonds and/or other securities issued by high risk and/or financially-troubled issuers.

Since the announcement of the Proposed Merger, SCM has sent three (3) letters to the Fund's Board raising various issues with respect to: (i) the convoluted structure and complexity of the Proposed Merger, and (ii) raising specific issues with respect to the quality and pricing of certain of the MAST assets proposed to be contributed to the Survivor in the Proposed Merger, particularly the securities of Avanti Communications PLC. (Copies of these letters are included as exhibits to this filing.) The investing public apparently agrees with our assessment of the Proposed Merger since the Fund's stock price declined after the Proposed Merger was announced and continues to trade at a significant discount (currently approximately 26%) from the Fund's March 31, 2016 net asset value (NAV) of $3.61 per share.

55.   The Schedule 13D further provided:

SCM believes that Fund shareholders will be better served by turning down the Proposed Merger, and then proceeding to liquidate the Fund. . . . SCM believes that Fund shareholders should receive a minimum consideration of Fund NAV as

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[1] The Schedule 13D refers to Full Circle as the "Fund."

of March 31, 2016 ($3.61 per share), plus a pro rata share of the Fund's net investment income from that date to the date of liquidation. Based upon its recent financial performance, the Fund has been generating positive net investment income.

56. On August 12, 2016, SCM filed an amendment to the Schedule 13D (the "Amended Schedule 13D"). In the Amended Schedule 13D, SCM voiced additional concerns regarding the Proposed Transaction, as follows:

SCM sent another letter, dated August 11, 2016, to the Fund's Board of Directors raising concerns with respect to: (i) the flawed sale process employed by the Special Committee (and in turn endorsed by the full Fund Board) and (ii) the extravagant consulting payments (estimated by SCM to be in the range of $9 Million) payable post-closing to Messrs. John Stuart and Gregg Felton, the sole principals and officers of the Fund's current investment advisor. (A copy of this letter is attached as an exhibit to this Amendment to Schedule 13D.) This $9 Million estimate represents fifteen percent (15%) of the current $60 Million equity market capitalization of the Fund. SCM challenged the Fund Board to seek an advisory report from the U.S. Securities and Exchange Commission ("SEC") with respect to the fairness of the Proposed Merger to Fund shareholders. This procedure to request an advisory report from the SEC is expressly allowed pursuant to Section 25 of the Investment Company Act of 1940 (the "1940 Act"). If the Fund Board refuses to seek such an advisory report from the SEC, then SCM will seek to line up holders of Fund shares holding at least 25% of the outstanding shares in order to seek such an advisory report directly from the SEC (again as expressly allowed and contemplated by the 1940 Act).

SCM believes that Fund shareholders will be better served by turning down the Proposed Merger, and then proceeding to liquidate the Fund. . . . SCM believes that Fund shareholders should receive a minimum consideration of Fund NAV as of March 31, 2016 ($3.61 per share), plus a pro rata share of the Fund's net investment income from that date to the date of liquidation. Based upon its recent financial performance, the Fund has been generating positive net investment income.

The Preclusive Merger Agreement

57. The Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a "no solicitation" provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to

submit or have submitted unsolicited alternative proposals.   Section 4.5(a) of the Merger

Agreement states:

> (a) From and after the date of this Agreement, the Company will not, and will cause its Subsidiaries not to, and will instruct the Company's and its Subsidiaries' respective officers, directors, employees and other Representatives (whether acting in such capacity or otherwise) not to (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any Acquisition Proposal or (ii) (A) engage in negotiations or discussions with or provide any information or data to, any Person that reasonably could be expected to lead to an Acquisition Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal. From and after the date of this Agreement, the Company's board of directors (in its capacity as such) will not (x) take any steps to encourage or otherwise facilitate (1) any direct or indirect transaction or series of transactions that could result in an assignment (as defined under the Investment Company Act) of the Company's investment advisory agreement with Full Circle Advisors LLC, (2) termination or modification of the Company's existing investment advisory agreement with Full Circle Advisors LLC, or (3) entry into a new investment advisory agreement, including any sub-advisory agreement, in each case including but not limited to any authorization or approval thereof by the board of directors of the Company or solicitation of approval thereof from the stockholders of the Company, or (y) authorize or approve a liquidation of the Company. The Company shall, and shall direct each of its Representatives to, immediately cease (and not resume) any solicitations, discussions or negotiations with any Person (other than MAST, GECG, Newco and their Affiliates) conducted heretofore with respect to any Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal and promptly request the return or destruction of confidential information related thereto.

58.   Further, the Company must advise GECC, within forty-eight hours, of any

proposals or inquiries received from other parties.   Section 4.5(c) of the Merger Agreement

states:

> The Company will promptly (and in any event within forty-eight hours) notify Newco of the receipt by the Company of any Acquisition Proposal, which notice shall include the material terms of and identity of the Person(s) making such Acquisition Proposal (including a copy thereof and any financing commitment papers submitted therewith, if such Acquisition Proposal is in writing). The Company will keep Newco reasonably informed of the status and material terms and conditions of any such Acquisition Proposal (and in any event within forty-

eight hours) and of any amendments or proposed amendments thereto and will promptly (and in any event within forty-eight hours) notify Newco of any determination by the Company's board of directors that such Acquisition Proposal constitutes a Superior Proposal.

59.   Moreover, the Merger Agreement contains a highly restrictive "fiduciary out" provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants GECC a "matching right" with respect to any "Superior Proposal" made to the Company. Sections 4.5(d) and (e) of the Merger Agreement provide:

> (d) The board of directors of the Company or any committee thereof may, at any time prior to receipt of the Company Stockholder Approval, (i) approve, endorse or recommend a Superior Proposal and cause the Company to terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal or (ii) modify or amend in a manner adverse to Newco or withdraw the Company Recommendation (any action described in (i) or (ii) above being referred to as a "Change in Recommendation"), provided that prior to such Change in Recommendation, the board of directors of the Company determines, in good faith (after consultation with counsel), that the failure to take such action could reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law.

> (e) Notwithstanding anything to the contrary contained in this Agreement, the Company may not terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal unless (i) the Company is not in material breach of this Section 4.5 and (ii) it notifies Newco in writing of its intention to take such action at least three Business Days prior to taking such action, specifying the material terms of any applicable Superior Proposal, including a copy of the relevant proposed transaction agreements with, and the identity of, the Person(s) making such Superior Proposal and other material documents (including any financing commitments with respect to such Superior Proposal). After providing notice and prior to taking such actions, the Company shall have, and shall have caused its Representatives, to negotiate with Newco in good faith (to the extent Newco desires to negotiate), to make such adjustments in the terms and conditions of this Agreement that the board of directors of the Company determines, in good faith after consultation with counsel and its financial advisor, is at least as favorable to the Company's stockholders as such Superior Proposal.

60.   Further locking up control of the Company in favor of GECC, the Merger Agreement provides for a "termination fee" of $3 million, payable by the Company to GECC if

the Individual Defendants cause the Company to terminate the Merger Agreement.

61.   By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

The Inadequate Merger Consideration and Interests of the Company's Officers and Directors

62.   The consideration to be paid to plaintiff and the Class in the Proposed Transaction is inadequate.

63.   The intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

64.   As stated in the Amended Schedule 13D, the merger consideration valued at approximately $2.60 is far below the Company's NAV of above $3.60 per share.

65.   Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company's valuable and profitable business, and future growth in profits and earnings.

66.   Meanwhile, certain of the Company's officers and directors stand to receive substantial benefits as a result of the Proposed Transaction.

67.   For example, Individual Defendants Biderman and Stuart will become members of the board of the combined company.

68.   Additionally, Individual Defendants Stuart and Felton have entered into consulting agreements with GECC to serve as consultants post-close, pursuant to which they will receive substantial payments. As summarized in the Amended Schedule 13D:

> [T]he extravagant consulting payments [are] estimated by SCM to be in the range of $9 Million[,] payable post-closing to Messrs. John Stuart and Gregg Felton, the sole principals and officers of [Full Circle's] current investment advisor. . . . This $9 Million estimate represents fifteen percent (15%) of the current $60 Million

equity market capitalization of [Full Circle].

69.   Further, Michael J. Sell ("Selle"), Full Circle's Chief Financial Officer ("CFO"), Treasurer, and Secretary, will serve as CFO, Treasurer, and Secretary of the combined company.

The Registration Statement Omits Material Information, Rendering It False and Misleading

70.   Defendants filed the Registration Statement with the SEC in connection with the Proposed Transaction.

71.   The Registration Statement omits material information regarding the Proposed Transaction, which renders the Registration Statement false and misleading.

72.   *First*, the Registration Statement omits material information with respect to the Company's and Great Elm's financial projections.

73.   The Registration Statement states that Houlihan Lokey reviewed, among other things, "certain information relating to the historical and current operations, financial condition and prospects of Full Circle made available to Houlihan Lokey by Full Circle, including the net asset value of Full Circle (collectively, the Full Circle Financial Information)," and "certain pro forma financial and other information relating to the operations, financial condition and prospects of GECC after giving effect to the transactions contemplated by the Subscription Agreement and the Merger Agreement (together, the Transaction) made available to Houlihan Lokey by MAST, including financial projections prepared by the management of MAST relating to the net asset value and future financial performance of GECC after giving effect to the Transaction (the MAST Projections for GECC) as adjusted at the direction of the Special Committee (the Adjusted Projections for GECC)."

74.   However, the Registration Statement fails to disclose the "Full Circle Financial Information," which included information relating to the "prospects of Full Circle," as well as

the MAST or Adjusted Projections for GECC. The Registration Statement further fails to disclose a fair summary of MAST's investment performance.

75. This information is material because stockholders would find it important to understand the Company's and Great Elm's standalone prospects in deciding whether to approve the Proposed Transaction, and this information must be disclosed because it was relied upon by Houlihan Lokey to perform its valuation analyses. Notably, the Registration Statement indicates that Houlihan Lokey relied upon the Adjusted Projections for GECC (and particularly Great Elm's projected net asset value as of September 30, 2021) in its Discounted Dividend Analysis, yet the Registration Statement fails to disclose these critical projections and assumptions.

76. The omission of this material information renders the Registration Statement false and misleading, including, *inter alia*, the following sections of the Registration Statement: (i) "Background of the Merger"; (ii) "Reasons for the Merger; Recommendation of the Full Circle Board"; and (iii) "Opinion of the Financial Advisor to the Special Committee."

77. *Second*, the Registration Statement omits material information relating to potential conflicts of interest of Houlihan Lokey.

78. In particular, the Registration Statement states:

> Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to MAST, or one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with MAST (collectively, with MAST, the MAST Capital Group) and, more than three years ago and prior to MAST acquiring an interest in Great Elm Capital Group, Great Elm Capital Group [sic], for which Houlihan Lokey and its affiliates have received compensation, including, among other things, during the past two years having acted as financial advisor to MAST as a secured creditor in connection with LightSquared, Inc.'s chapter 11 plan of reorganization, which was confirmed in March 2015.

79. However, the Registration Statement conspicuously fails to disclose the amount of compensation Houlihan Lokey has earned from MAST or its affiliates in the past.

16

80.   Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

81.   The omission of this material information renders the Registration Statement false and misleading, including, *inter alia*, the following sections of the Registration Statement: (i) "Background of the Merger"; (ii) "Reasons for the Merger; Recommendation of the Full Circle Board"; and (iii) "Opinion of the Financial Advisor to the Special Committee."

82.   *Third*, the Registration Statement omits material information relating to potential conflicts of interest of the Company's officers and directors.

83.   The Registration Statement states that: (i) Individual Defendants Biderman and Stuart will become members of the board of the combined company; (ii) Individual Defendants Stuart and Felton have entered into consulting agreements with GECC to serve as consultants post-close; and (iii) Sell, Full Circle's CFO, Treasurer, and Secretary, will serve as CFO, Treasurer, and Secretary of the combined company.

84.   However, the Registration Statement fails to disclose the timing and nature of all communications regarding future employment and directorship of Full Circle's officers and directors, including who participated in all such communications.

85.   Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company's stockholders. Notably, here, Biderman was Chairman of the purportedly independent Special Committee.

86.   The omission of this material information renders the Registration Statement false and misleading, including, *inter alia*, the following sections of the Registration Statement: (i) "Background of the Merger"; (ii) "Reasons for the Merger; Recommendation of the Full Circle Board"; and (iii) "Interests of Certain Persons Related to Full Circle in the Merger."

87.   *Fourth*, the Registration Statement omits material information regarding Houlihan Lokey's valuation analyses.

88.   For example, with respect to Houlihan Lokey's Discounted Dividend Analysis, the Registration Statement fails to disclose the reason Houlihan Lokey chose the selected terminal value multiples and discount rates, as well as the inputs and assumptions underlying the discount rates that it selected. As noted, moreover, the Registration Statement fails to disclose the financial projections that were relied upon by Houlihan Lokey to perform this analysis.

89.   With respect to Houlihan Lokey's Selected Companies Analysis of Full Circle and Great Elm, the Registration Statement fails to disclose the individual multiples and metrics for each of the selected companies observed by Houlihan Lokey in its analyses.

90.   When a banker's endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

91.   The omission of this material information renders the Registration Statement false and misleading, including, *inter alia*, the following sections of the Registration Statement: (i) "Background of the Merger"; (ii) "Reasons for the Merger; Recommendation of the Full Circle Board"; and (iii) "Opinion of the Financial Advisor to the Special Committee."

92.   *Fifth*, the Registration Statement omits material information regarding the background of the Proposed Transaction.

93.   For example, the Registration Statement indicates that Full Circle entered into confidentiality agreements with numerous interested parties, but the Registration Statement fails to disclose whether those confidentiality agreements contained standstill and/or "don't ask, don't waive" provisions that were or still are preventing those counterparties from offering to acquire the Company.

94.   Further, the Registration Statement states that "an employee of Houlihan Lokey is a member of the Full Circle Board" – Individual Defendant Flynn, who is a managing director at Houlihan Lokey – and "was previously a member of the Special Committee but resigned from the Special Committee in connection with Houlihan Lokey becoming engaged as the Special Committee's financial advisor." However, the Registration Statement fails to disclose the timing of and circumstances surrounding Flynn's resignation from the Special Committee.

95.   Additionally, the Registration Statement indicates that various parties submitted offers or indications of interest to enter into a transaction with Full Circle, but the Registration Statement fails to disclose the terms of those offers, including the implied values per share of those offers.

96.   The Registration Statement also fails to disclose the reason the Board determined it was appropriate to propose and enter into an exclusivity agreement with the MAST Group.

97.   This information is material, as the Company's stockholders are entitled to an accurate description of the "process" the directors used in coming to their decision to support the Proposed Transaction.

98.   The omission of this material information renders the Registration Statement false and misleading, including, *inter alia*, the following sections of the Registration Statement: (i) "Background of the Merger"; (ii) "Reasons for the Merger; Recommendation of the Full Circle

Board"; and (iii) "Opinion of the Financial Advisor to the Special Committee."

99.   The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Full Circle's stockholders.

COUNT I

Claim for Violation of Section 14(a) of the 1934 Act and Rule 14a-9 Promulgated Thereunder Against the Individual Defendants and Full Circle

100.   Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

101.   The Individual Defendants disseminated the false and misleading Registration Statement, which contained statements that, in violation of Section 14(a) of the 1934 Act and Rule 14a-9, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not materially false or misleading. Full Circle is liable as the issuer of these statements.

102.   The Registration Statement was prepared, reviewed, and/or disseminated by the Individual Defendants. By virtue of their positions within the Company, the Individual Defendants were aware of this information and their duty to disclose this information in the Registration Statement.

103.   The Individual Defendants were at least negligent in filing the Registration Statement with these materially false and misleading statements.

104.   The omissions and false and misleading statements in the Registration Statement are material in that a reasonable stockholder will consider them important in deciding how to vote on the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available in the Registration Statement and in other information reasonably available to stockholders.

105.   The Registration Statement is an essential link in causing plaintiff and the

Company's stockholders to approve the Proposed Transaction.

106.   By reason of the foregoing, defendants violated Section 14(a) of the 1934 Act and Rule 14a-9 promulgated thereunder.

107.   Because of the false and misleading statements in the Registration Statement, plaintiff and the Class are threatened with irreparable harm.


COUNT II

**Claim for Violation of Section 20(a) of the 1934 Act
Against the Individual Defendants and GECC**


108.   Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

109.   The Individual Defendants and GECC acted as controlling persons of Full Circle within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Full Circle and participation in and/or awareness of the Company's operations and/or intimate knowledge of the false statements contained in the Registration Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

110.   Each of the Individual Defendants and GECC was provided with or had unlimited access to copies of the Registration Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

111.   In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Registration Statement contains the unanimous

recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly in the making of the Registration Statement.

112.   GECC also had direct supervisory control over the composition of the Registration Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Registration Statement.

113.   By virtue of the foregoing, the Individual Defendants and GECC violated Section 20(a) of the 1934 Act.

114.   As set forth above, the Individual Defendants and GECC had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants' conduct, plaintiff and the Class are threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.   Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.   In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.   Directing the Individual Defendants to disseminate a Registration Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.   Declaring that defendants violated Sections 14(a) and/or 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

      E.   Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees; and

      F.   Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

      Plaintiff respectfully requests a trial by jury on all issues so triable.

Dated: September 23, 2016

GOLDMAN & MINTON, P.C.

By: */S/*
    Thomas J. Minton – No. 03370
    1500 Union Avenue, Suite 2300
    Baltimore, Maryland 21211
    (410) 783-7575
    tminton@charmcitylegal.com

Liaison Counsel for Plaintiff

OF COUNSEL:

RIGRODSKY & LONG, P.A.
Seth D. Rigrodsky
Brian D. Long
Gina M. Serra
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF
PURSUANT TO THE FEDERAL SECURITIES LAWS

I, Daniel Saunders ("Plaintiff"), hereby declare as to the following claims asserted under the federal securities laws that:

1.   Plaintiff has reviewed the complaint and authorizes its filing.

2.   Plaintiff did not acquire the security that is the subject of this action at the direction of Plaintiff's counsel or to participate in this action or any other litigation under the federal securities laws.

3.   Plaintiff is willing to serve as a representative party on behalf of the Class, either individually or as part of a group, including providing testimony at deposition or trial, if necessary.

4.   Plaintiff has made the following transaction(s) in Full Circle Capital Corporation (NASDAQ GM: FULL) securities that are the subject of this action:

No. of Shares	Stock Symbol	Buy/Sell	Transaction Date	Price Per Share
1000	Full	Buy	3/6/2015	3.7979
269	Full	Buy	3/6/2015	3.81
1100	Full	Buy	3/18/2015	3.6081
590	Full	Buy	1/7/2016	2.1512

Please list additional transactions on separate sheet of paper, if necessary.

5.   Plaintiff will actively monitor and vigorously pursue this action for the Class' benefit.

6.   Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws except as detailed below during the three years prior to the date of this Certification: _____.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the Class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as the Court orders or approves.

I declare under the penalty of perjury that the foregoing is true and correct.

Executed this 31 day of August, 2016.

[signature]
Signature

Daniel Saunders
Print Name